Exhibit 21.1

List of Subsidiaries

Name	Incorporation

NaPro BioTherapeutics (Canada), Inc.	British Columbia, Canada
NBT, Ltd.	Cayman Islands
NaPro BioTherapeutics, Ltd.	United Kingdom